SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Interim Financial Statements

    (unaudited)

    Net Serviços de Comunicação S.A.

                                                                  March 31, 2013

With Independent Auditor’s Review Report on individual and consolidated interim financial statements

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

(unaudited)

March 31, 2013

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial statement

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the interim individual and consolidated financial statements of Net Serviços de Comunicação S.A. (“Entity”), contained in the Quarterly Information Form – ITR referring to the quarter ended March 31, 2012, which comprises the balance sheet as at March 31, 2013 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period then ended, including the notes.

The management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 – Interim Statements, and the consolidated interim financial information in accordance with CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as the presentation of the information in accordance with the standards issued by CVM (Comissão de Valores Mobiliários – Brazilian SEC), applicable to the preparation of Interim Information – ITR. Our responsibility is to express a conclusion on the interim accounting information based on our review.

Scope of review

We have conducted our review according to the Brazilian and International standards of review for interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of queries, especially to those responsible for financial and accounting matters and the application of analytical procedures and other review procedures.

The scope of a review is significantly smaller than the scope of an audit conducted in accordance with the audit standards and, consequently, it did not allow us to obtain assurance that we were aware of all significant matters which could be identified in an audit. Consequently, we did not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the individual interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21, applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21, and IAS 34, applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Other matters

Interim information of added value

We have also reviewed, the statement of value added (SVA), individual and consolidated, related to the quarter ended March 31, 2013, prepared under the Entity’s management responsibility, the presentation of which is required according to the standards issued by CVM applicable to the preparation of Quarterly Information – ITR, and considered as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim financial information as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information – ITR mentioned in the first paragraph include financial information corresponding to the income, changes in shareholders’ equity, cash flows and added value of the quarter ended March 31, 2012, obtained from the quarterly information – ITR from that period, and those from the balance sheet of December 31, 2012, obtained from the financial statements of December 31, 2012, presented for comparative purposes. The review of the Quarterly Information – ITR of the quarter ended December 31, 2012 and the exam on the financial statements of the period ended December 31, 2012 were conducted under the responsibility of other independent auditors, who issued quarterly review and audit reports dated April 25, 2012 and February 06, 2013, respectively, with no changes.

São Paulo, April 16, 2013.

CRC Nº SP-013002/O-3

Ernesto Rubens Gelbcke

CTCRC Nº 1SP-071189/O-6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

For the three-month  periods ended March 31, 2013 and 2012

(In thousands of reais, except for earnings per share)

		Controladora		Consolidado
	Notas	2013	2012	2013	2012
Net revenues	4	1,198,224	978,494	2,240,954	1,838,506
Cost of services rendered	5/7	(779,574)	(598,702)	(1,456,773)	(1,169,345)
Gross profit		418,650	379,792	784,181	669,161

Operating expenses
Selling expenses	7	(159,517)	(124,269)	(240,384)	(199,048)
General and administrative expenses	7	(106,741)	(126,356)	(242,824)	(234,518)
Other	7	(14,439)	(13,645)	(27,818)	(28,168)
		(280,697)	(264,270)	(511,026)	(461,734)
Investments in subsidiaries
Equity pickup	13	69,916	60,938	-	-
		69,916	60,938	-	-

Operating profit		207,869	176,460	273,155	207,427

Finance results
Finance expenses	6	(69,386)	(57,076)	(105,383)	(72,228)
Finance income	6	23,972	28,967	31,436	39,374
		(45,414)	(28,109)	(73,947)	(32,854)

Profit before income taxes and social contribution		162,455	148,351	199,208	174,573
Income tax
Current	12	142	1,844	(22,841)	(15,888)
Deferred	12	(47,705)	(35,597)	(61,475)	(44,087)
		(47,563)	(33,753)	(84,316)	(59,975)
Profit for the period		114,892	114,598	114,892	114,598

Basic and diluted earnings per share – common	23	0.31	0.31
Basic and diluted earnings per share – preferred	23	0.35	0.34

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statement of comprehensive income (unaudited)

For the three-month  periods ended March 31, 2013 and 2012

(In thousands of reais)

Controlling and Consolidated	2013	2012
Profit for the period	114,892	114,598
Comprehensive income	-	-
Total comprehensive income	114,892	114,598

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

March 31, 2013 and December 31, 2012

(In thousands of reais)

		Controlling company		Consolidated
		03/31/2013		03/31/2013
	Notes	(unaudited)	12/31/2012	(unaudited)	12/31/2012
ASSETS
Current
Cash and cash equivalents	8	93,239	17,270	217,811	38,404
Trade accounts receivable	9	444,285	400,103	856,160	757,254
Inventories	10	50,372	38,669	86,500	68,697
Related parties	19	33,647	32,576	-	-
Programming receivable from subsidiaries	19	35,634	48,529	-	-
Recoverable taxes	12	64,725	63,117	81,600	77,115
Prepaid expenses		31,385	19,929	39,793	27,818
Interest on equity	19	75,388	75,388	-	-
Prepaid rights for use	19	118,263	118,785	166,271	167,004
Other current assets		10,619	9,901	23,824	21,034
Total current assets		957,557	824,267	1,471,959	1,157,326

Non-current
Long-term receivables
Judicial deposits	11	71,411	66,490	132,056	123,396
Related parties	19	31,021	157,711	-	-
Deferred taxes	12	-	-	272,836	283,824
Recoverable taxes	12	4,060	4,060	5,720	5,682
Prepaid rights for use	19	77,649	107,017	109,169	150,459
Other non-current assets		2,515	2,192	4,785	4,434
		186,656	337,470	524,566	567,795

Investments	13	1,326,051	1,114,872	-	-
Property, plant and equipment	14	3,396,906	3,175,988	5,951,480	5,594,753
Intangible assets	15	2,423,481	2,397,584	2,461,928	2,439,306

Total non-current assets		7,333,094	7,025,914	8,937,974	8,601,854

Total assets		8,290,651	7,850,181	10,409,933	9,759,180

		Controlling company		Consolidated
	Notes	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
LIABILITIES
Current
Trade accounts payable	16	649,048	608,332	999,719	907,083
Accounts payable – programming suppliers	17	146,282	129,071	209,076	189,460
Taxes payable	12	34,252	36,528	100,183	93,994
Payroll and related charges		116,597	167,134	173,197	243,089
Debt	18	747,782	756,361	808,427	814,868
Related parties	19	441,809	113,982	651,727	127,142
Deferred revenues	19	114,709	114,939	200,959	201,283
Unrealized losses on derivatives	24/25	3,747	4,102	3,747	4,102
Other current liabilities		18,988	17,655	41,123	38,730
Total current liabilities		2,273,214	1,948,104	3,188,158	2,619,751

Non-current
Deferred taxes	12	212,127	164,422	214,909	164,422
Debt	18	774,153	792,197	1,084,840	1,117,969
Deferred revenues	19	85,064	114,221	149,639	201,099
Related parties	19	5,803	3,929	680,000	680,000
Provisions	20	234,587	227,122	386,684	375,753
Other non-current liabilities		9,270	18,645	9,270	18,645
Total non-current liabilities		1,321,004	1,320,536	2,525,342	2,557,888

Equity
Share capital	21	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves		152,122	152,122	152,122	152,122
Accumulated deficit		(1,055,009)	(1,169,901)	(1,055,009)	(1,169,901)
		4,696,433	4,581,541	4,696,433	4,581,541

Total liabilities and equity		8,290,651	7,850,181	10,409,933	9,759,180

LANÇOS PATRIMONIAIS

See accompanying notes to the financial statements. NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

For the three-month  periods ended March 31, 2013 and 2012

(In thousands of reais)

	Number of shares (thousands)		Share capital			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Shares Premium	Special goodwill reserve	Debentures premium	Accumulated deficit	Total Equity
Balances at December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	114,598	114,598

Balances at March 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,450,051)	4,302,437

Balances at December 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,169,901)	4,581,541

Profit for the period	-	-	-	-	-	-	-	-	114,892	114,892

Balances at March 31, 2013	114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	88,475	54,945	(1,055,009)	4,696,433

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Cash flow statements (unaudited)

For the three-month periods ended March 31, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	2013	2012	2013	2012
Net cash flows from operating activities
Profit for the period	114,892	114,598	114,892	114,598
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity pick-up	(69,916)	(60,938)	-	-
Monetary and exchange rate variations, net	1,004	(31,026)	3,340	(34,555)
Interest expense on borrowing	27,779	36,734	47,643	47,836
Depreciation and amortization	205,549	176,125	356,296	305,965
(Gain) losses on derivative financial instruments	1,670	9,112	1,670	9,112
Deferred income taxes and social contribution	47,705	35,597	61,475	44,087
Loss (gain) on disposal of property, plant and equipment and intangibles	213	(11)	242	(509)
Provisions	8,160	3,370	12,475	6,919

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(44,182)	(30,385)	(98,906)	(46,918)
(Increase) decrease in inventories	(10,213)	7,152	(7,196)	6,267
(Increase) decrease in recoverable taxes	8,283	37,914	9,448	58,255
(Increase) decrease in prepaid expenses	(11,456)	(4,751)	(11,975)	(6,052)
(Increase) decrease in other assets	6,931	(18,753)	(11,801)	(9,271)
Increase (decrease) in suppliers and programming	34,218	31,221	86,907	7,849
Increase (decrease) in fiscal obligations	(2,277)	(8,630)	6,189	(11,946)
Increase (decrease) in payroll and related charges	(50,537)	(61,168)	(69,892)	(81,361)
Increase (decrease) in deferred revenues	(29,388)	(29,998)	(51,785)	(53,078)
Increase (decrease) in provisions and other accounts payable	(13,264)	(6,851)	(43,552)	(8,386)
Dividend received	65,000	-	-	-
Net cash provided by operating activities	290,171	199,312	405,470	348,812

Cash flow from investing activities
Capital increase	(69,977)	-	-	-
Acquisition of property, plant and equipment and intangible assets	(424,562)	(339,899)	(705,061)	(531,653)
Cash proceeds from sale of property, plant and equipment	33	92	37	99
Net cash used in investing activities	(494,506)	(339,807)	(705,024)	(531,554)

Cash flow from financing activities
Debt
Proceeds	-	3,383	-	5,196
Repayments of principal	(12,047)	(11,862)	(26,505)	(26,812)
Repayments of interest	(32,290)	(29,620)	(34,534)	(33,320)

Related parties
Proceeds	537.894	77,638	540,000	-
Payments	(213,253)	(127,827)	-	-
Net cash (used in) provided by financing activities	280,304	(88,288)	478,961	(54,936)

Net increase in cash and cash equivalents	75,969	(228,783)	179,407	(237,678)

Cash and cash equivalents at the beginning of the period	17,270	391,638	38,404	721,178
Cash and cash equivalents at the end of the period	93,239	162,855	217,811	483,500
	75,969	(228,783)	179,407	(237,678)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	667	339	13,605	10,547

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements (unaudited)

For the three-month periods ended March 31, 2013 and 2012

(In thousands of reais)

	Controlling company		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012
1. Generation of value added
Rendering of services	1,456,497	1,181,450	2,720,576	2,222,759
Other revenues	896	1,950	2,568	3,152
Revenue from the construction of own assets	5,043	41,939	8,334	48,891
Allowance for doubtful accounts	(18,069)	(10,328)	(30,984)	(19,794)
	1,444,367	1,215,011	2,700,494	2,255,008
2. ( - ) Inputs
Cost of services rendered	(322,741)	(247,271)	(652,618)	(519,626)
Materials, energy and other outsourced services	(290,985)	(255,447)	(571,113)	(495,821)
Other	(13,941)	(9,456)	(20,526)	(14,945)
	(627,667)	(512,174)	(1,244,257)	(1,030,392)

3. Gross value added (1-2)	816,700	702,837	1,456,237	1,224,616

4. (-) Depreciation and amortization	(205,549)	(176,125)	(356,296)	(305,965)

5. Net value added generated (3-4)	611,151	526,712	1,099,941	918,651

6. Transferred value added received
Equity pick-up	69,916	60,938	-	-
Finance income	34,265	54,384	44,847	72,958
	104,181	115,322	44,847	72,958

7. Net value added for distribution(5+6)	715,332	642,034	1,144,788	991,609

8. Distribution of value added
Personnel:
Direct Compensation	103,996	106,816	156,821	154,911
Benefits	22,495	22,509	38,541	36,741
FGTS	7,861	7,662	11,837	11,311
Other	1,235	3,955	2,045	6,126
	135,587	140,942	209,244	209,089
Government:
Federal	151,743	121,860	297,208	234,167
State	201,208	154,894	352,829	283,381
Municipal	4,179	4,886	5,893	5,948
	357,130	281,640	655,930	523,496
Third party capital:
Finance income and expenses	50,574	75,174	85,408	96,683
Rental	31,986	26,654	52,310	44,010
Monetary and foreign exchange rate variations	25,163	3,026	27,004	3,733
	107,723	104,854	164,722	144,426
Equity:
Profit for the period	114,892	114,598	114,892	114,598
Total	715,332	642,034	1,144,788	991,609

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores (CNMV).

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

1.      Corporate information – continued

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s individual and consolidated interim financial statements for the three-month period ended March 31, 2013 and 2012 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three month periods ended March 31, 2012 and 2011 were prepared in accordance with CPC 21 – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated).

The Company has  adpoted all standards, revised standards and interpretations issued by CPC and IASB that were effective for the period  ended March 31, 2013.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

2.     Basis of preparation and presentation of the interim financial statements – continued

In relation to the standards IAS 1 (R) - Presentation of Financial Statements, IAS 19 (R) - Employee Benefits, IAS 32 (R) - Compensation of Financial Assets and Financial Liabilities, IFRS 1 (R) - First Time Adoption of IFRS, IFRS 7 (R) - Financial Instruments: Disclosures, IFRS 9 - Financial Instruments: Classification and Measurement,  IFRS 10 Consolidated Financial Statements,  IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) were issued (new standards) and / or revised by the IASB prior to 2012 and whose applications became effective for fiscal years beginning on or after January 1, 2013, the Company evaluate that the adoption of such standards did not have any impact on its interim financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On April 16, 2013, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 2 of the financial statements for the year ended December 31, 2012.

3. Accounting practices

The interim financial statements have been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended December, 31, 2012.

4. Net revenues	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)
Gross revenues	1,499,271	1,229,004	2,801,056	2,306,494
Taxes on rendering of services	(258,273)	(202,956)	(479,622)	(384,253)
Discounts and cancellations	(42,774)	(47,554)	(80,480)	(83,735)
Net revenues	1,198,224	978,494	2,240,954	1,838,506

For the three periods ended  March 31, 2013, the taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2012.

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

5. Cost of services rendered

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)

Programming costs	(243,476)	(196,814)	(514,684)	(432,100)
Materials and maintenance	(10,383)	(9,672)	(20,489)	(21,855)
Personnel	(83,059)	(70,755)	(140,086)	(117,343)
Pole rental	(19,748)	(15,712)	(29,176)	(23,300)
Depreciation	(154,501)	(115,623)	(286,632)	(225,283)
Amortization	(29,732)	(29,828)	(41,672)	(41,767)
Third party service	(115,591)	(70,676)	(209,469)	(151,715)
Network electrical power	(10,166)	(8,387)	(15,961)	(12,802)
Telecommunications	(67,658)	(42,374)	(123,264)	(74,879)
Other	(45,260)	(38,861)	(75,340)	(68,301)
	(779,574)	(598,702)	(1,456,773)	(1,169,345)

6. Finance results

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Finance Income:
Interest on loans to subsidiaries and associated companies	4,049	6,058	-	-
Interest on cash and cash equivalents	1,212	6,572	2,180	14,289
Interest on prepaid rights for use	9,543	9,048	13,417	12,721
Interest and fines on late monthly payments	8,667	6,097	15,129	10,830
Other	501	1,192	710	1,534
	23,972	28,967	31,436	39,374
Finance Expenses:
Finance charges on loans and debentures	(27,898)	(32,948)	(30,078)	(39,978)
Monetary exchange rate variation on debt	10,276	19,596	10,276	19,596
Finance charges and monetary exchange	(10,552)	(9,207)	(31,381)	(14,455)
Finance charges and monetary variations on contingencies, suppliers, accounts payable and other	(27,035)	(19,099)	(30,114)	(18,265)
Gains (losses) on derivatives	(1,670)	(9,112)	(1,670)	(9,112)
IOF tax on intercompany transactions	(1,089)	(1,294)	(2,378)	(1,493)
PIS and COFINS taxes on interest income	(525)	(353)	(912)	(643)
Financial discounts extended	(8,172)	(538)	(15,127)	(2,705)
Other	(2,721)	(4,121)	(3,999)	(5,173)
	(69,386)	(57,076)	(105,383)	(72,228)
Total	(45,414)	(28,109)	(73,947)	(32,854)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Programming costs	(243,476)	(196,814)	(514,684)	(432,100)
Other costs	(68,460)	(58,807)	(107,916)	(99,038)
Third party service	(234,993)	(166,394)	(379,288)	(290,911)
Depreciation and amortization	(205,549)	(176,125)	(356,296)	(305,965)
Employee benefits expenses	(159,294)	(151,239)	(243,123)	(225,122)
Telecommunication expenses	(96,166)	(64,304)	(156,421)	(103,954)
Business expenses	(39,200)	(28,704)	(73,744)	(57,324)
Other	(13,133)	(20,585)	(136,327)	(116,665)
	(1,060,271)	(862,972)	(1,967,799)	(1,631,079)
Classified as:
Cost of services rendered	(779,574)	(598,702)	(1,456,773)	(1,169,345)
Selling expenses	(159,517)	(124,269)	(240,384)	(199,048)
General and administrative expenses	(106,741)	(126,356)	(242,824)	(234,518)
Other	(14,439)	(13,645)	(27,818)	(28,168)
	(1,060,271)	(862,972)	(1,967,799)	(1,631,079)

8.  Cash and cash equivalents

	Controlling Company		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Cash and banks	22,113	12,993	70,735	28,051
Banking deposit certificates	53,398	4,258	53,478	4,337
Investment funds	17,728	19	93,598	6,016
	93,239	17,270	217,811	38,404

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 8 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

9. Trade receivables

	Controlling Company		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Trade receivables	506,982	455,778	970,926	859,083
(-) Allowance for doubtful accounts	(62,697)	(55,675)	(114,766)	(101,829)
	444,285	400,103	856,160	757,254

Breakdown of trade receivables is as follows:

	Controlling Company		Consolidated
	03/31/2013 (unaudited)	3 12/31/2012	03/31/2013 (unaudited)	12/31/2012
Due	248,398	231,026	489,964	436,601

Overdue:
Up to 30 days	162,375	137,883	304,665	264,964
31 – 60 days	23,009	22,092	41,923	39,079
61 – 90 days	17,547	15,886	31,394	27,496
91- 180 days	55,653	48,891	102,980	90,943
	506,982	455,778	970,926	859,083

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2012	(55,675)	(101,829)
Credits provisioned during the period (unaudited)	(18,071)	(30,984)
Credits written off during the period (unaudited)	11,049	18,047
Balances at March 31, 2013 (unaudited)	(62,697)	(114,766)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

10. Inventories

	Controlling		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Material for network maintenance	33,272	19,810	39,315	24,978
Material for technical assistance	17,100	18,859	47,185	43,719
	50,372	38,669	86,500	68,697

During the three-month period ended March 31, 2013, R$10,383 (R$9,672 during the three-month period ended March 31, 2012) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$20,489 (R$21,855 during the three-month period ended March 31, 2012) in the consolidated basis (unaudited).

11. Judicial deposits

The Company has judicial deposits related to labor, civil and tax claims, as follows:

	Controlling		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Labor	14,494	11,685	23,650	20,165
Civil	3,357	3,051	9,935	9,042
Lease of poles and ducts and copyright payable	34,140	32,867	69,215	65,973
Tax	19,420	18,887	29,256	28,216
	71,411	66,490	132,056	123,396

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

12. Income tax

a.    Income tax and social contribution

	Controlling		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	142	1,844	(22,841)	(15,888)

Deferred income tax and social contribution on:
Tax losses carryforward and negative tax basis of social contribution	-	-	(9,638)	(11,847)
Temporary differences:
- Fiscal credits on Goodwill	(34,512)	(34,263)	(34,512)	(34,263)
- Amortization of intangible and property, plant and equipment	541	4,090	541	4,090
- Estimated average tax rate	2,424	21,795	2,379	31,587
- Provisions and other	(16,158)	(27,219)	(20,245)	(33,654)
Total deferred income tax and social contribution	(47,705)	(35,597)	(61,475)	(44,087)
Tax expenses	(47,563)	(33,753)	(84,316)	(59,975)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 29.28% in the case of the controlling company’s interim financial statements and 42.33% in the case of the consolidated interim financial statements.

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)

Profit before income taxes and social contribution	162,455	148,351	199,208	174,573

Income taxes and social contribution at the nominal rate of 34%	(55,235)	(50,439)	(67,731)	(59,355)

(Additions) / exclusions:
Income tax and social contribution on equity	23,771	20,719	-	-
Income tax and social contribution on non-deductible expenses	(1,067)	(449)	(1,213)	(539)

Other reconciling items:

Unrecorded current period tax losses	(19,443)	(25,249)	(19,443)	(26,542)
Estimated average tax rate	2,424	21,795	2,379	31,587
Other	1,987	(130)	1,692	(5,126)
Income tax and social contribution for the period	(47,563)	(33,753)	(84,316)	(59,975)
Effective tax rate	(29,28%)	(22.75%)	(42,33%)	(34.36%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

12. Income tax – continued

b.  Deferred and recoverable tax

	Controlling		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Recoverable tax:
Withhold income tax	2,744	18,306	4,016	19,639
Recoverable Federal tax	30,031	12,466	44,111	18,939
Recoverable State tax	34,605	34,576	36,312	36,245
Other	1,405	1,829	2,881	7,974
	68,785	67,177	87,320	82,797
Current	64,725	63,117	81,600	77,115
Non-current	4,060	4,060	5,720	5,682

Tax obligations
Federal taxes payable	26,875	31,296	64,558	63,366
State taxes payable	4,918	2,460	31,468	26,555
Municipal taxes payable	2,459	2,772	4,157	4,073
	34,252	36,528	100,183	93,994

Deferred taxes:

Income taxes and Social contribution assets:
Net operating losses carryforward	-	-	204,998	214,967
Temporary differences
Provisions civil, tax and labor	60,506	57,999	82,876	79,952
Allowance for doubtful accounts	22,359	19,971	40,549	36,174
Provision for profit sharing	14,563	37,157	19,050	50,296
Foreign exchange and derivative losses	18,562	22,235	23,319	28,004
Property, equipment, inventories and trade accounts payables	71,110	65,889	86,760	77,668
Estimated average tax rate and other	13	25	2,396	39
	187,113	203,276	254,950	272,133

	187,113	203,276	459,948	487,100

Income taxes and Social contribution liabilities:
Temporary differences
Tax credit on goodwill	(268,089)	(233,578)	(268,089)	(233,578)
Intangible	(133,293)	(133,880)	(133,293)	(133,880)
Property, plant and equipment	759	803	759	803
Other	1,383	(1,043)	(1,398)	(1,043)
	(399,240)	(367,698)	(402,021)	(367,698)

	(212,127)	(164,422)	57,927	119,402

Non-current assets	-	-	272,836	283,824
Non-current liabilities	(212,127)	(164,422)	(214,909)	(164,422)
	(212,127)	(164,422)	57,927	119,402

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

12.  Income tax – continued

b.  Deferred and recoverable tax – continued

	Controlling	Consolidated
Changes in deferred income tax and social contribution deferred assets	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2012	-	214,967	68,857	283,824
Addition (unaudited)	21,134	-	33,570	33,570
Write-offs (unaudited)	(37,296)	(9,969)	(51,153)	(61,122)
Reclassification of deferred tax liabilities (unaudited)	16,162	-	16,564	16,564
Balances at March 31, 2013 (unaudited)	-	204,998	67,838	272,836

Changes in deferred income tax and social contribution deferred liabilities	Controlling	Consolidated
	Temporary differences
Saldos em 31 de dezembro de 2012	164,422	164,422
Addition (unaudited)	32,087	34,512
Write-offs (unaudited)	(544)	(589)
Reclassification of deferred tax assets (unaudited)	16,162	16,564
Balances at March 31, 2013 (unaudited)	212,127	214,909

Estimated realization of deferred tax assets on March 31, 2013 is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling	Consolidated
2013	91,094	178,375
2014	53,789	119,820
2015	14,164	54,451
2016	8,819	31,436
2017	3,668	29,986
2018 to 2022	15,579	45,880
	187,113	459,948

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

12.  Income tax – continued

b.  Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
03/31/2013 (unaudited)			12/31/2012			03/31/2013 (unaudited)			12/31/2012
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,677,169	1,966,281	-	1,616,071	1,917,235	-	2,530,320	2,853,341	-	2,510,402	2,833,622	-

Tax credit (25%/9%)

419,292	176,965	596,257	404,018	172,551	576,569	632,580	256,801	889,381	627,601	255,026	882,627

Recognized tax credit

-	-	-	-	-	-	(148,528)	(56,470)	(204,998)	(156,070)	(58,897)	(214,967)

Non-recognized tax credit

419,292	176,965	596,257	404,018	172,551	576,569	484,052	200,331	684,383	471,531	196,129	667,660

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

13. Investments

Detailed information about the composition, changes as well others relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balances on 12/31/2012	Capital increase (unaudited)	Dividends (unaudited)	Equity (unaudited)	Balances on 03/31/2013 (unaudited)
Investments in subsidiaries:
Net São Paulo Ltda.	100%	575,014	-	(65,000)	56,480	566,494
Net Rio Ltda.	100%	237,827	63,649	-	8,924	310,400
Net Brasília Ltda.	100%	207,502	22,076	-	1,786	231,364
Reyc Comércio e Participações Ltda.	100%	80,351	120,538	-	1,352	202,241
Outros	100%	14,178	-	-	1,374	15,552
		1,114,872	206,263	(65,000)	69,916	1,326,051

On March, 2013, the subsidiaries Net São Paulo Ltda., paid dividends to the parent company Net Services in the amount of R$ 65,000. The Company increased capital of its subsidiaries Net Rio, Net Brasilia Ltda. and Reyc Comércio e Participação Ltda using  intercompanies loans in the amount of R$136,286 and  with cash and cash equivalents in the amount of R$69,977.

b) Information related to subsidiaries (unaudited)

							Three-month period ended March 31,
		03/31/2013					2013	2012
Subsidiaries:	Quotas (thousands)	Assets	Liabilities	Equity	Net sales	Net income for the period	Effect on the Controlling Company’s income
Net São Paulo Ltda.	49,972	2,064,601	1,498,107	566,494	674,586	56,480	56,480	58,413
Net Rio Ltda.	26,364,874	1,161,798	851,398	310,400	324,316	8,924	8,924	4,476
Net Brasília Ltda.	20,870,294	342,982	111,618	231,364	83,121	1,786	1,786	(3,801)
Reyc Comércio e Participações Ltda.	5,283	323,206	120,965	202,241	116,710	1,352	1,352	821
Other	-	31,228	15,676	15,552	5,097	1,374	1,374	1,029
						69,916	69,916	60,938

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
Cost	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Balances at December 31, 2012	5,630,617	178,374	28,179	25,393	67,962	2,184	33,891	9,209	5,975,809
Additions (unaudited)	383,181	511	50	208	184	-	1,140	322	385,596
Transfers (unaudited)	(4,208)	-	-	-	833	-	-	-	(3,375)
Write-offs (unaudited)	(5,143)	(733)	-	(10)	-	(82)	-	-	(5,968)
Balances at March 31, 2013(unaudited)	6,004,447	178,152	28,229	25,591	68,979	2,102	35,031	9,531	6,352,062

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(2,588,380)	(111,450)	(23,707)	(17,673)	(34,890)	(1,966)	(21,876)	121	(2,799,821)
Additions (unaudited)	(153,287)	(6,780)	(312)	(348)	(1,002)	(19)	(1,194)	-	(162,942)
Transfers (unaudited)	1,885	-	-	-	-	-	-	-	1,885
Write-offs (unaudited)	4,900	730	-	10	-	82	-	-	5,722
Balances at March 31, 2013 (unaudited)	(2,734,882)	(117,500)	(24,019)	(18,011)	(35,892)	(1,903)	(23,070)	121	(2,955,156)

Net balances at December 31, 2012	3,042,237	66,924	4,472	7,720	33,072	218	12,015	9,330	3,175,988
Net balances at March 31, 2013 (unaudited)	3,269,565	60,652	4,210	7,580	33,087	199	11,961	9,652	3,396,906

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150
Additions (unaudited)	660,381	539	50	222	987	-	1,806	322	664,307
Transfers (unaudited)	(14,492)	-	-	-	1,937	-	-	-	(12,555)
Write-offs (unaudited)	(5,867)	(783)	-	(10)	-	(82)	-	-	(6,742)
Balances at March 31, 2013 (unaudited)	11,173,264	206,831	45,690	35,311	116,960	2,847	66,377	9,880	11,657,160

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)
Additions (unaudited)	(284,569)	(7,230)	(442)	(505)	(1,765)	(63)	(2,121)	-	(296,695)
Transfers (unaudited)	1,949	-	-	-	-	-	-	-	1,949
Write-offs (unaudited)	5,590	781	-	10	-	82	-	-	6,463
Balances at March 31, 2013 (unaudited)	(5,390,294)	(143,931)	(39,213)	(23,963)	(61,309)	(2,343)	(45,129)	502	(5,705,680)

Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753
Net balances at March 31, 2013 (unaudited)	5,782,970	62,900	6,477	11,348	55,651	504	21,248	10,382	5,951,480

During the three-month period ended March 31, 2013, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2012	1,961,405	496,586	518,514	304,367	11,779	3,292,651
Additions (unaudited)	-	-	38,948	-	18	38,966
Balances at March 31, 2013 (unaudited)	1,961,405	496,586	557,462	304,367	11,797	3,331,617

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2012	(212,062)	(59,666)	(328,704)	(291,244)	(3,391)	(895,067)
Additions (unaudited)	-	-	(11,004)	(1,728)	(337)	(13,069)
Balances at March 31, 2013 (unaudited)	(212,062)	(59,666)	(339,708)	(292,972)	(3,728)	(908,136)

Net balance on December 31, 2012	1,749,343	436,920	189,810	13,123	8,388	2,397,584
Net balances at March 31, 2013 (unaudited)	1,749,343	436,920	217,754	11,395	8,069	2,423,481

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2012	1,928,616	438,726	650,256	304,367	17,678	3,339,643
Additions (unaudited)	-	-	40,736	-	18	40,754
Balances at March 31, 2013 (unaudited)	1,928,616	438,726	690,992	304,367	17,696	3,380,397

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balance on December 31, 2012	(178,742)	(1,806)	(419,273)	(291,245)	(9,271)	(900,337)
Additions (unaudited)	-	-	(16,058)	(1,729)	(345)	(18,132)
Balances at March 31, 2013 (unaudited)	(178,742)	(1,806)	(435,331)	(292,974)	(9,616)	(918,469)

Net balance on December 31, 2012	1,749,874	436,920	230,983	13,122	8,407	2,439,306
Net balances at March 31, 2013 (unaudited)	1,749,874	436,920	255,661	11,393	8,080	2,461,928

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2012, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On March 31, 2013, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

16. Trade accounts payables

	Controlling company		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Domestic suppliers	637,936	598,320	906,831	865,287
Foreign suppliers	11,112	10,012	92,888	41,796
	649,048	608,332	999,719	907,083

17.  Accounts payables – programming suppliers

	Controlling company		Consolidated
Description	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012

Related parties
G2C Globosat Comercialização de Conteúdos S.A	47,622	46,471	106,728	101,448
DLA, Inc (Digital Latin America, LLC).	2,583	650	6,475	2,915

Third parties	96,077	81,950	95,873	85,097

	146,282	129,071	209,076	189,460

The table below shows programming incurred costs with third and related parties:

	Operating results
	Controlling company		Consolidated
	Three-month period ended		Three-month period ended
Companies	03/31/2013 (unaudited)	03/31/2012 (unaudited)	03/31/2013 (unaudited)	03/31/2012 (unaudited)
Related parties
G2C Globosat Comercialização de Conteúdos S.A	(159,138)	(140,975)	(334,699)	(308,432)
DLA, Inc (Digital Latin America, LLC).	(5,362)	-	(14,531)	-
Third parties	(78,976)	(55,839)	(165,454)	(123,668)

	(243,476)	(196,814)	(514,684)	(432,100)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8,65%	16,379	1,731	18,110	20,735	3,699	24.434
Finame PSI	R$	4.50% to 8.70%	5.10%	5,10%	23,499	71,031	94,530	23,438	76,866	100.304
					39,878	72,762	112,640	44,173	80,565	124.738
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8,57%	9,621	701,391	711,012	25,439	711,632	737.071
					9,621	701,391	711,012	25,439	711,632	737.071

Total loans and financings					49,499	774,153	823,652	69,612	792,197	861.809

			Quantities
			03/31/2013 (unaudited)	12/31/2012

Commercial paper	R$	103.50% of DI	68	68	698,283	-	698,283	686.749	-	686,749
Total debt					747,782	774,153	1,521,935	756.361	792,197	1,548,558

			Effective interest rate per annum		Consolidated
	Currency	Taxas nominais de juros a.a.	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)			12/31/2012
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.15%	8,65%	33,530	6,084	39,614	40,321	11,386	51.707
Finame PSI	R$	4.50 to 8.70%	5.10%	5,10%	59,015	177,052	236,067	58,886	191,708	250.594
					92,545	183,136	275,681	99,207	203,094	302.301

Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8,57%	9,621	701,391	711,012	25,439	711,632	737.071
Banco Inbursa S.A.	US$	7.88%	9.26%	9,26%	7,978	200,313	208,291	3,473	203,243	206.716
					17,599	901,704	919,303	28,912	914,875	943.787

Total loans and financings					110,144	1,084,840	1,194,984	128,119	1,117,969	1.246.088

			Quantities
			03/31/2013 (unaudited)	12/31/2012

Commercial paper	R$	103.50% of DI	68	68	698,283	-	698,283	686.749	-	686,749
Total debt					808,427	1,084,840	1,893,267	814.868	1,117,969	1,932,837

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

18. Debt – continued

Costs of debt

Following shown the amortization schedule of the costs of debt, which are accounted for reducing the related amortized cost of each debt:

Year	Banco Inbursa S.A.	Global Notes 2020	Commercial Papers	Total
2013	117	462	39	618
2014	168	616	-	784
2015	182	616	-	798
2016	197	616	-	813
2017	214	616	-	830
2018 – 2020	348	1,129	-	1,477
	1,226	4,055	39	5,320

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 18 of the financial statements for the year ended December 31, 2012.

19. Related parties

a)      Compensation

1-     Compensation of key management personnel

The amount of the compensation of the Company’s executive officers and board of directors, is shown below:

	Controlling Company and Consolidated
	Three-month period ended March 31,
	2013 (unaudited)	2012 (unaudited)
Compensation	895	907
Profit participation plan	2,074	2,113
	2,969	3,020

2- Compensation of the Fiscal Council

Additionally, the Company informs that the compensation o of the fiscal council for the three months ended March 31, 2013 (unaudited) was R$117 (R$78 for the three months ended March 31, 2012 - unaudited).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in March 31, 2013, arising from the transactions between related parties are as follows:

		Controlling company

		Assets

	Related parties		Programming receivable		Interest on equity		Advance		Total
Companies
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Subsidiaries

Net São Paulo Ltda.	18,063	72,796	21,627	29,894	27,145	27,145	-	-	66,835	129,835
Net Rio Ltda.	11,855	82,076	11,064	14,632	33,984	33,984	-	-	56,903	130,692
Net Brasília Ltda.	8,527	20,337	2,846	3,836	14,259	14,259	-	-	25,632	38,432
Reyc Comércio e Participações Ltda.	24,749	14,449	-	-	-	-	-	-	24,749	14,449
Other	195	163	97	167	-	-	-	-	292	330
	63,389	189,821	35,634	48,529	75,388	75,388	-	-	174,411	313,738
Entities under the common control
Globosat Programadora Ltda.	5	5	-	-	-	-	-	-	5	5
Primesys Soluções Empresariais S.A.	1,204	391	-	-	-	-	-	-	1,204	391
Telmex do Brasil Ltda.	70	70	-	-	-	-	-	-	70	70
Editora Globo S.A	-		-		-		1,620		1,620
Cablena do Brasil Ltda.	-	-	-	-	-	-	-	1,097	-	1,097
	1,279	466	-	-	-	-	1,620	1,097	2,899	1,563

Total Assets	64,668	190,287	35,634	48,529	75,388	75,388	1,620	1,097	177,310	315,301

Current assets	33,647	32,576	35,634	48,529	75,388	75,388	1,620	-	146,289	156,493
Non-current assets	31,021	157,711	-	-	-	-	-	1,097	31,021	158,808

	Consolidated Assets
Companies	Accounts receivable		Advance		Total
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	31/03/2012	03/31/2013 (unaudited)	12/31/2012
Entities under the common control
Globosat Programadora Ltda.	22	106	-	-	22	106
Primesys Soluções Empresariais S.A.	1,226	408	-	-	1,226	408
Telmex do Brasil Ltda.	70	70	-	-	70	70
Editora Globo S.A	-		1,620		1,620
Cablena do Brasil Ltda.	-	-	-	1,097	-	1,097
	1,318	584	1,620	1,097	2,938	1,681

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling company Liabilities

	Suppliers		Programming suppliers		Related parties		Total
Companies
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012

Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	88,785	42,017	88,785	42,017
614 Serviços de Internet João Pessoa Ltda.
	-	-	-	-	804	-	804	-
Net São Paulo Ltda.
	-	-	-	-	1,914	-	1,914	-
Jacareí Cabo Ltda.
	-	-	-	-	3,086	3,128	3,086	3,128
Other
	-	-	-	-	-	800	-	800

	-	-	-	-	94,589	45,945	94,589	45,945
Stockholders
Emp. Brasil. de Telecom. S.A. –
Embratel
	100,142	103,506	-	-	62,861	71,966	163,003	175,472

	100,142	103,506	-	-	62,861	71,966	163,003	175,472

Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A
	-	-	47,622	46,471	-	-	47,622	46,471
Procisa do Brasil Proj Con e Inst Ltda
	74	1,056	-	-	-	-	74	1,056
Cablena do Brasil Ltda.
	5,299	1,463	-	-	-	-	5,299	1,463
Claro S.A.
	790	556	-	-	-	-	790	556
Primesys Soluções Empresariais S.A.
	2,376	4,559	-	-	-	-	2,376	4,559
DLA, Inc (Digital Latin America, LLC).
	-	-	2,583	650	-	-	2,583	650
America Movil. S.A.B de C.V.
	-	-	-	-	290,162	-	290,162	-
Other
	144	346	-	-	-	-	144	346

	8,683	7,980	50,205	47,121	290,162	-	349,050	55,101

Total Liabilities	108,825	111,486	50,205	47,121	447,612	117,911	606,642	276,518

Current liabilities	108,825	111,486	50,205	47,121	441,809	113,982	600,839	272,589
Non-current liabilities	-	-	-	-	5,803	3,929	5,803	3,929

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	167,218	169,312	-	-	-	-	91,972	120,557	259,190	289,869
	167,218	169,312	-	-	-	-	91,972	120,557	259,190	289,869
Entities under the common control
G2C Globosat Comercialização de Conteúdos S.A	-	-	106,728	101,448	-	-	-	-	106,728	101,448
Banco Inbursa S.A. (not incluiding debt costs)	-	-	-	-	209,517	207,979	-	-	209,517	207,979
Cablena do Brasil Ltda.	5,487	1,579	-	-	-	-	-	-	5,487	1,579
America Movil. S.A.B de C.V.	-	-	-	-	-	-	1,239,755	686,585	1,239,755	686,585
Procisa do Brasil Proj. Cost. e Inst. Ltda.	74	3,195	-	-	-	-	-	-	74	3,195
DLA, Inc (Digital Latin America, LLC)
	-	-	6,475	2,915	-	-	-	-	6,475	2,915
Primesys Soluções Empresariais S.A.	2,697	4,787	-	-	-	-	-	-	2,697	4,787
Other	1,212	1,009	-	-	-	-	-	-	1,212	1,009
	9,470	10,570	113,203	104,363	209,517	207,979	1,239,755	686,585	1,571,945	1,009,497

Total Liabilities	176,688	179,882	113,203	104,363	209,517	207,979	1,331,727	807,142	1,831,135	1,299,366

Current liabilities	176,688	179,882	113,203	104,363	8,137	3,629	651,727	127,142	949,755	415,016
Non-current liabilities	-	-	-	-	201,380	204,350	680,000	680,000	881,380	884,350

On March 26, 2013, the Company entered with its indirect parent company, America Movil, SAB CV, into two intercompanies loans through its controlling company and its subsidiary Net Rio Ltda., totaling R$540,000, maturing in March 25,2014, may be extended for consecutive periods of one year. The interest rate is equivalent to 104% of the CDI payable toghedar with the principal. The Company used proceeds from those loansto settle other loans agreements and increase equity of some subsidiaries as described in note 13.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

The continuity schedule of prepaid used rights for use and deferred revenues in transactions with Embratel is as follows:

			Controlling company
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Balance at 12/31/2012	118,785	107,017	97,460	87,803	18,412	27,554	115,872	115,357
Write-offs (unaudited)	(29,890)	-	(24,524)	-	(5,071)	-	(29,595)	-
Transfers (unaudited)	29,368	(29,368)	24,095	(24,095)	5,285	(5,285)	29,380	(29,380)
Balance at 03/31/2013 (unaudited)	118,263	77,649	97,031	63,708	18,626	22,269	115,657	85,977

			Consolidated
	Assets		Liabilities
	Prepaid used rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915
Write-offs (unaudited)	(42,023)	-	(43,205)	-	(8,921)	-	(52,126)	-
Transfers (unaudited)	41,290	(41,290)	42,451	(42,451)	9,365	(9,365)	51,816	(51,816)
Balance at 03/31/2013 (unaudited)	166,271	109,169	170,949	112,241	31,613	38,858	202,562	151,099

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / financial Three-month period ended March 31

	Services revenue and transfer of administrative expenses		Finance		Telecommunications – expenses and amortization		Rental revenues Telecommunications expenses		Programming		Commissions / programming guide		Total
Companies
	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)
Subsidiaries

Net São Paulo Ltda.	73,031	58,801	516	(607)	-	-	-	-	-	-	-	-	73,547	58,194
Net Rio Ltda.	34,568	27,951	1,259	861	-	-	-	-	-	-	-	-	35,827	28,812
Net Brasília Ltda.	9,008	7,616	375	2,654	-	-	-	-	-	-	-	-	9,383	10,270
Reyc Comércio e Participações Ltda.	-	-	1,120	2,321	-	-	-	-	-	-	-	-	1,120	2,321
Net Brasil Serv.de TV por Assinatura S.A	-	-	(47)	-	-	-	-	-	-	-	-	-	(47)	-
Other	478	396	(155)	(120)	-	-	-	-	-	-	-	-	323	276

	117,085	94,764	3,068	5,109	-	-	-	-	-	-	-	-	120,153	99,873
Stockholders

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	134	(516)	(145,059)	(104,048)	101,360	88,557	-	-	-	-	(43,565)	(16,007)
	-	-	134	(516)	(145,059)	(104,048)	101,360	88,557	-	-	-	-	(43,565)	(16,007)
Entities under the common control

Banco Inbursa S.A. (not including debt costs)	-	-	-	1,306	-	-	-	-	-	-	-	-	-	1,306
Globosat Programadora Ltda.	-	-	-	-	-	-	19	-	-	-	-	-	19	-
G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	(159,138)	(140,975)	(274)	(264)	(159,412)	(141,239)
Primesys Soluções Empresariais S.A.	-	-	-	-	(5,346)	(4,368)	2,256	4	-	-	-	-	(3,090)	(4,364)
Telmex do Brasil Ltda.	-	-	-	-	-	-	21	-	-	-	-	-	21	-
Claro S.A.	-	-	-	-	(1,901)	(1,891)	-	-	-	-	-	-	(1,901)	(1,891)
Editora Globo	-	-	-	-	-	-	-	-	-	-	(552)	(765)	(552)	(765)
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	-	-	(5,362)	-	-	-	(5,362)	-
America Movil. S.A.B de C.V.	-	-	(162)	-	-	-	-	-	-	-	-	-	(162)	-
Other	-	-	-	-	(1,252)	(173)	-	31	-	-	-	-	(1,252)	(142)

	-	-	(162)	1,306	(8,499)	(6,432)	2,296	35	(164,500)	(140,975)	(826)	(1,029)	(171,691)	(147,095)

	117,085	94,764	3,040	5,899	(153,558)	(110,480)	103,656	88,592	(164,500)	(140,975)	(826)	(1,029)	(95,103)	(63,229)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

19. Related parties – continued

b)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial Three-month period ended March 31

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)	2013 (unaudited)	2012 (unaudited)
Subsidiaries
Emp. Brasil. de Telecom. S.A. – Embratel

	195,911	161,499	(3,256)	(4,154)	(233,050)	(157,773)	-	-	-	-	(40,395)	(428)
	195,911	161,499	(3,256)	(4,154)	(233,050)	(157,773)	-	-	-	-	(40,395)	(428)
Entities under the common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	(334,699)	(308,432)	(484)	(463)	(335,183)	(308,895)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(752)	(1,586)	(752)	(1,586)
Banco Inbursa S.A. (. (not including debt costs))	-	-	(1,538)	2,421	-	-	-	-	-	-	(1,538)	2,421
America Movil. S.A.B de C.V.	-	-	(13,170)	-	-	-	-	-	-	-	(13,170)	-
Telmex do Brasil Ltda.	21	-	-	-	-	-	-	-	-	-	21	-
Claro S.A.	-	-	-	-	(2,819)	(3,291)	-	-	-	-	(2,819)	(3,291)
Primesys Soluções Empresariais S.A.	2,320	258	-	-	(5,789)	(4,871)	-	-	-	-	(3,469)	(4,613)
Procisa do Brasil Proj. Cost. e Inst. Ltda	-	-	-	-	(4,314)	-	-	-	-	-	(4,314)	-
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	(14,531)	-	-	-	(14,531)	-
Other	219	366	-	-	(18)	(4,187)	-	-	-	-	201	(3,821)
	2,560	624	(14,708)	2,421	(12,940)	(12,349)	(349,230)	(308,432)	(1,236)	(2,049)	(375,554)	(319,785)
	198,471	162,123	(17,964)	(1,733)	(245,990)	(170,122)	(349,230)	(308,432)	(1,236)	(2,049)	(415,949)	(320,213)

Except for the intercompanies loans with América Móvil, the nature of transactions involving related parties has not changed in relation to disclosures made in the note 19 of the financial statements for the year ended December 31, 2012.

20. Commitments and provisions

I)      Commitments

The Company has several firm agreements with suppliers as follows:

	Rental of poles	Rental of ducts	Rental of offices	Equipment	Total
2013 (9 months)	111,887	8,254	27,033	57,696	204,870
2014	152,914	11,287	37,517	-	201,718
2015	160,110	11,818	39,283	-	211,211
2016	167,446	12,359	41,083	-	220,888
2017	175,117	12,926	42,965	-	231,008
2018 to 2022	1,002,496	73,995	245,960	-	1,322,451
Total	1,769,970	130,639	433,841	57,696	2,392,146

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

20. Commitments and provisions – continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis an prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	38,814	41,312	146,996	227,122
Additions (unaudited)	6,814	1,968	450	9,232
Inflation adjustments (unaudited)	81	1,062	1,369	2,512
Amounts used (unaudited)	(2,319)	(831)	(57)	(3,207)
Unused amounts reversed (unaudited)	(210)	(855)	(7)	(1,072)
Balances at March 31, 2013 (unaudited)	43,180	42,656	148,751	234,587

	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2012	64,609	73,658	237,486	375,753
Additions (unaudited)	9,741	3,017	1,002	13,760
Inflation adjustments (unaudited)	82	2,090	2,242	4,414
Amounts used (unaudited)	(4,114)	(1,787)	(57)	(5,958)
Unused amounts reversed (unaudited)	(296)	(982)	(7)	(1,285)
Balances at March 31, 2013 (unaudited)	70,022	75,996	240,666	386,684

On March 5, 2013, the subsidiary Net São Paulo Ltda. was assessed by the State Tax Authority of the State of São Paulo for the loss of tax benefit allowing the reduction of ICMS tax basis, where the tax authority argued the non-inclusion of certain revenues on the basis of calculation of ICMS, in 2010 and 2011, in the amount of R$83,097. Management, based in the opinion of its legal advisors, consider that the probability of loss of this process is considered possible.

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in the note 20 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

21. Equity

Share capital

On March 31, 2013, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in note 21 of the financial statements for the year ended December 31, 2012.

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	03/31/2013 (unaudited)	12/31/2012	03/31/2013 (unaudited)	12/31/2012
Net Rio Ltda.	-	-	268,618	267,311
Net Serviços de Comunicação S.A.	78,612	73,008	78,612	73,008
Reyc Comércio e Participações Ltda.	-	-	13,165	12,948
Net Brasília Ltda.	-	-	7,262	7,557
Net São Paulo Ltda.	-	-	4,896	4,833
	78,612	73,008	372,553	365,657

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

23. Earnings per share

(in thousands, except for earnings per share)

	Controlling Company and Consolidated
	Three-month period ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Numerator
Profit for the period	R$ 114,892	R$ 114,598

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1,10	1,10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 0.31	R$ 0.31
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.35	R$ 0.34

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

24. Financial instruments – continued

b)      Fair value

Fair values of the main financial liabilities were calculated considering the estimated costs to settle the liabilities on March 31, 2013, which includes penalties for early settlement.

Fair values and carrying amounts of the main financial liabilities, net of borrowings costs, are shown below:

	Controlling company
	03/31/2013
	(unaudited)		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Global Notes 2020	711,012	801,360	737,071	843,959
Finame	112,640	112,640	124,738	124,738
America Movil S,A,B de C.V.	290,162	290,162	-	-
Commercial Paper	698,283	698,283	686,749	686,749
	1,812,097	1,902,445	1,548,558	1,655,446

	Consolidated
	03/31/2013
	(unaudited)		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Global Notes 2020	711,012	801,360	737,071	843,959
Banco Inbursa S.A.	208,291	210,002	206,716	208,518
America Movil S.A.B de C.V.	1,239,755	1,239,755	686,585	686,585
Finame	275,681	275,681	302,301	302,301
Commercial Paper	698,283	698,283	686,749	686,749
	3,133,022	3,225,081	2,619,422	2,728,112

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

24.   Instrumentos financeiros – continued

c) Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

The Company’s foreign currency exposure on March 31, 2013 (unaudited), is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	9,621	17,599
Suppliers of equipment and others	11,112	92,888
Programming suppliers	6,051	6,051
	26,784	116,538
Non-current:
Loans payable, net of costs of debts	701,391	901,704

Exposure liability	728,175	1,018,242

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: HSBC, Santander and JP Morgan.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the three-month period ended March 31, 2013, the Company held a derivative instrument (foreign exchange) position of R$52,257 (unaudited), (R$83,898 December 31, 2012), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

24.   Instrumentos financeiros – continued

c) Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current period)
	03/31/2013		03/31/2013
Description	(unaudited)	12/31/2012	(unaudited)	12/31/2012	Amount payable

“Swaps” contracts
Asset position
Foreign currency	52,257	83,898	44,764	75,701	-
Liability position
Ratios (Dollar vs, CDI)	52,257	83,898	48,511	79,803	3,747
	-	-	(3,747)	(4,102)	3,747

The net liability payable of R$3,747 is recognized in the unrealized losses on derivatives account in the balance sheet. During the three-month period ended March 31, 2013 (unaudited), the Company recognized a loss on derivatives of R$1,670 (R$9,112 during the three-month period ended March 31, 2012 - unaudited), which was recorded as finance income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2013

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of March 31, 2013 (unaudited):

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	5	24,200	from 04/12/2013 to 07/29/2013	2.0138	7.01	1.5104	8.76	15,957	1.0069	10.52	28,077

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	5	24,200	from 04/12/2013 to 07/29/2013	2.0138	7.01	2.5173	5.26	8,556	3.0207	3.51	20,955

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notas explicativas às demonstrações financeiras - continuação

31 de março de 2013

(Em milhares de reais)

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On March 31, 2013 and 2012, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

           Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of March 31, 2013 is as follows:

	Controlling company	Consolidated
Finame	112,640	275,681
Commercial paper	698,283	698,283
America Movil S.A.B de C.V.	290,162	1,239,755
Liability exposure	1,101,085	2,213,719

(-) Financial investments denominated in reais	71,126	147,076
Net exposure	1,029,959	2,066,643

   Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

The custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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31 de março de 2013

(Em milhares de reais)

24.  Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of March 31, 2013 (unaudited).

		Controlling company
Maturity	Finame	Global Notes 2020	Commercial Paper	America Movil, S.A.B de C.V.	Total
2013	35,817	30,647	704,562	-	771,026
2014	29,699	61,295	-	313,621	404,615
2015	25,019	61,295	-	-	86,314
2016-2020	32,895	991,052	-	-	1,023,947
Total	123,430	1,144,289	704,562	313,621	2,285,902

Consolidado
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial Paper	America Movil. S.A.B de C.V.	Total
2013	81,768	30,647	18,922	704,562	56,899	892,798
2014	75,292	61,295	18,922	-	646,167	801,676
2015	62,150	61,295	18,922	-	65,694	208,061
2016-2020	83,159	991,052	465,468	-	782,032	2,321,711
Total	302,369	1,144,289	522,234	704,562	1,550,792	4,224,246

The amounts presented include principal and interest payments calculated using the dollar exchange rate at March 31, 2013 (R$2.0138/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 5.0% + 3.15% per year for the entire year and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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31 de março de 2013

(Em milhares de reais)

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

•       Level 1. Observable inputs such as those with prices quoted in active markets;

•       Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

•       Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at March 31, 2013 (unaudited)	(3,747)	-	(3,747)	-
Balances at December 31, 2012	(4,102)	-	(4,102)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the three-month period ended March 31, 2013, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

26. Insurance

For the three months period ended March 31, 2013, the insurance contracts has not changed significantly in relation to disclosures made in the note 26 of the financial statements for the year ended December 31, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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27. Subsequent event

a)      On April 09, 2013 the Company’s Management approved the second issuance of 68 commercial promissory notes, in a single series, with unit face value of R$10,000, totaling up to R$ 680,000, on the issue date, with no guarantees or suretyship and maturing in 360 days.

The promissory notes will be subject to public offering for distribution with restricted placement efforts and the proceeds from the aforementioned issue will be used to the repayment of obligations regarding the total rescue of the first issuance of the Company’s commercial promissory notes.

b)     On April 11, 2013, Net Serviços, Embratel Participações S.A. (“Embrapar”). entities indirectly controlled by América Móvil S.A.B. de C.V. (“América Móvil”), in accordance with the terms of Instruction nº 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) reported that they are evaluating the possibility of implementing, along with Claro S.A., an entity also indirectly controlled by América Móvil, a corporate reorganization aiming to consolidating the corporate structure and activities of the entities and some of their subsidiaries in Brazil into a single company (the “transaction”).

                   .
Therefore, they informed that the above mentioned entities will start internal analysis and procedures along  with the National Telecommunications Agency - ANATEL, in order to assess the feasibility of the operation and any conditions for its implementation. The decision regarding the transaction will depend, among other things, on the satisfactory completion of studies and analysis and position to be adopted by ANATEL in face of the same. The Company and Embrapar will disclose new information related to the transaction when new developments occur.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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31 de março de 2013

(Em milhares de reais)

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 1Q13

Results

Net Revenue increase 21.9%, totaling R$2,240,954  thousand in the 1Q13  compared to R$1,838,506 thousand in the 1Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$629,452 thousand in the 1Q13 compared to R$513,391 thousand in the 1Q12, therefore an increase of 22.6%.

The Company recorded in the 1Q13  Net Income of R$114,892 thousand.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

On April 11, 2013, Net Serviços, Embratel Participações S.A. (“Embrapar”). companies indirectly controlled by América Móvil S.A.B. de C.V. (“América Móvil”), in accordance with the terms of Instruction nº 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) reported that they are evaluating the possibility of implementing, along with Claro S.A., a company also indirectly controlled by América Móvil, a corporate reorganization aiming to consolidating the corporate structure and activities of the companies and some of their subsidiaries in Brazil into a single company.

Therefore, they informed that the above mentioned companies will start internal analysis and procedures along  with the Agência Nacional de Telecomunicações - ANATEL, in order to assess the feasibility of the operation and any conditions for its implementation. The decision regarding the transaction will depend, among other things, on the satisfactory completion of studies and analysis and position to be adopted by ANATEL in face of the same. NET Serviços and Embrapar will disclose new information related to the transaction when new developments occur.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIN NIRE nº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -São Paulo-SP

 Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended March 31, 2013, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval, which will be formalized in a specific document.

São Paulo, April 16, 2013.

Martin Roberto Glogowsky

Eraldo Soares Peçanha

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended March 31, 2013, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended March 31, 2013.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

NET SERVIÇOS DE COMUNICAÇÃO S.A.

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Capital budget proposal

Not applicable to Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.